FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June 2006

Commission File Number: 0-13742

Océ N.V.

(Translation of registrants name into English)

St. Urbanusweg 43, Venlo, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:      Ö             Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:                      No:       Ö

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCÉ N.V.

By:	/s/ R.L. van Iperen
Chairman of the Board of
Executive Directors
(Principal Executive Officer)

Dated: June 14, 2006

EXHIBIT INDEX

Exhibit No.	Exhibit Name
99.1	Press Release issued June 9, 2006

Exhibit 99.1

Anton Schaaf to join Board of Executive Directors of Océ N.V.

Océ N.V. today announced that Mr. Anton H. Schaaf (52) has been nominated for appointment to the Board of Executive Directors of Océ N.V. The nomination for Mr. Schaaf’s appointment will be submitted to an Extraordinary General Meeting of Shareholders later this year.

Mr. Schaaf will assume the position of Chief Technology & Operations Officer of Océ N.V. His responsibilities will include Océ’s global Research & Development and Manufacturing & Logistics operations.

Mr. Schaaf attended the Technical University Twente in the Netherlands where he obtained a Masters of Science degree in Electrical Engineering. From 1987 to 2005 he was employed by Siemens AG in various positions around the world, including Executive Vice President, Member of the Board and Chief Technology Officer of Siemens Communications. Since 2005 Mr. Schaaf has been Chief Technology Officer with Deutsche Telekom AG.

Upon this appointment by the shareholders’ meeting, the Board of Executive Directors of Océ N.V. will consist of:

R. van Iperen, chairman

J. van den Belt

J. Dix

A. Schaaf

Océ N.V.

June 9, 2006

For further information about Océ N.V.:

Investor Relations: Pierre Vincent	Press: Jan Hol

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone 31 77 359 2240